CF Finance Acquisition Corp. III

110 East 59th Street

New York, NY 10022

VIA EDGAR

July 13, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Mindy Hooker

Re:	CF Finance Acquisition Corp. III
Amendment No. 2 to Registration Statement on Form S-4
Filed July 8, 2021
File No. 333-256058

Dear Ms. Hooker:

CF Finance Acquisition Corp. III (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 12, 2021, regarding our Amendment No. 2 to the Registration Statement on Form S-4, File No. 333-256058, filed with the Commission on July 8, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response.

S-4/A filed on July 8, 2021

AEye, Inc. and Subsidiaries Notes to Unaudited Condensed Consolidated Financial Statements

18. Related Parties, page F-94

1.	We note that you have included new related party footnote disclosure in your unaudited March 31, 2021 financial statements; however, the disclosure appears to relate to the annual financial information. If the footnote disclosure should more appropriately be included in the annual financial statements, please include it there and tell us what consideration your auditor gave to this revision.

Response: Mr. Dussan’s sibling was promoted to a new position effective July 1, 2021, neither the prior position nor the new position was at the executive officer level. Because the compensation paid to Mr. Dussan’s sibling in 2019 and 2020 was not material, AEye, Inc. (“AEye”) concluded that disclosure of the related party relationship and compensation was not required in the annual financial statements.

As a result of the July 1, 2021 promotion, AEye reevaluated the need for disclosure of this related party relationship and additional disclosure was made to its March 31, 2021 interim financial statements, including compensation amounts from 2019 and 2020. In reaching this conclusion, AEye discussed the matter with its auditors.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Gary J. Simon by email at gary.simon@hugheshubbard.com or by telephone at (212) 837-6770.

Sincerely,

/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

cc:	Hughes Hubbard & Reed LLP
Ellenoff Grossman & Schole LLP
DLA Piper LLP (US)